UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-41693

CUSIP NUMBER
G9889X107

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Zapp Electric Vehicles Group Limited

Full Name of Registrant

N/A

Former Name if Applicable

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Address of principal executive office

Bangkok 10330 Thailand

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zapp Electric Vehicles Group Limited (the “Company”) is unable timely to file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 20-F for the fiscal year ended September 30, 2023 because the compilation, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense. The Company expects to file the Form 20-F within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but has refrained from checking the box in Part II of this form due to the indeterminate number of days needed to complete the Company’s financial closing.

PART IV — OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard this notification

Swin Chatsuwan	(+66)	2654 3550
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s). ☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made preliminary determinations of its results of operations. The Company expects to report a loss for the year ended September 30, 2023 of $221.6 million, or $4.43 per basic and diluted share, compared to a loss of $3.6 million, or $0.05 per basic and diluted share for the year ended September 30, 2022. The anticipated changes between the year ended September 30, 2022 and the year ended September 30, 2023 relate primarily to recapitalization costs arising upon the Company’s business combination in April 2023 prior to the listing of its shares on the Nasdaq Global Market, as well as direct costs of the listing and subsequent movements in the fair value of derivative assets.

The unaudited financial information set out above is preliminary and subject to, among other things, the completion of the Company’s financial closing procedures and adjustments, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of U.S. federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. Such forward-looking statements include, without limitation, statements regarding the Company’s expectations regarding its financial information for its fiscal year ended September 30, 2023 and the Company’s expectation that it will file its Annual Report on Form 20-F within the extension period of 15 calendar days, as provided under Securities Exchange Act Rule 12b-25. These forward-looking statements are based on management’s current beliefs and expectations. These statements are neither promises nor guarantees and are subject to, among other things, the risk that the Company may find errors as it completes its consolidated financial statements and the risk that the Company may prove unable to complete and file its Annual Report on Form 20-F within the referenced extension period. The Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise, except as required by applicable law.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 1, 2024	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer